Exhibit 12.1

Cadence Financial Corporation

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2008	Year ended December 31,
(Dollars in thousands)		2007	2006	2005	2004	2003
Earnings (1):
Income (loss) before income tax expense	(3,209)	12,581	19,137	18,276	16,056	18,017
Fixed charges	37,138	64,845	46,512	27,970	21,186	17,881

Total earnings (a)	33,929	77,426	65,649	46,246	37,242	35,898

Fixed charges (1):
Interest on deposits	28,091	49,945	35,992	20,327	14,260	12,838
Interest on borrowings	9,047	14,900	10,520	7,643	6,926	5,043

Total fixed charges (b)	37,138	64,845	46,512	27,970	21,186	17,881

Ratio of earnings to fixed charges (a/b)	0.91	1.19	1.41	1.65	1.76	2.01
Earnings, excluding interest of deposits;
Total earnings	33,929	77,426	65,649	46,246	37,242	35,898
Less interest on deposits	28,091	49,945	35,992	20,327	14,260	12,838

Total earnings excluding interest on deposits (c)	5,838	27,481	29,657	25,919	22,982	23,060
Fixed charges, excluding interest on deposits
Total Fixed charges	37,138	64,845	46,512	27,970	21,186	17,881
Less interest on deposits	28,091	49,945	35,992	20,327	14,260	12,838

Total Fixed charges, excluding interest on deposits (d)	9,047	14,900	10,520	7,643	6,926	5,043

Ratio of earnings to fixed charges, excluding interest on deposits (c/d)	0.65	1.84	2.82	3.39	3.32	4.57